Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	Fiscal Year Ended February 28 or 29,					Six Months Ended
	2011	2010	2009(1)	2008	2007	August 26, 2011	August 27, 2010
Fixed charges:
Interest expense	$25,389	$26,311	$22,854	$20,006	$34,986	$11,887	$12,920
Capitalized interest	10	—	—	—	—	482	—
Estimated interest component of rent expense	5,688	7,527	15,957	15,765	18,434	3,010	2,878

Total fixed charges	$31,087	$33,838	$38,811	$35,771	$53,420	$15,379	$15,798

Earnings (loss):
Before taxes and cumulative effect of accounting change	$156,007	$120,954	$(274,933)	$123,968	$65,411	$75,743	$68,030

Earnings (loss) plus fixed charges (excluding capitalized interest)	$187,084	$154,792	$(236,122)	$159,739	$118,831	$90,640	$83,828
Ratio of earnings (loss) to fixed charges	6.02x	4.57x	—	4.47x	2.22x	5.89x	5.31x

(1)	Earnings for the fiscal year ended February 28, 2009 were inadequate to cover fixed charges and the coverage deficiency was $274.9 million.